SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-18250


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-KSB   [_] Form 11-K   [_] Form 20-F   [_] Form 10-Q
               [_] Form N-SAR

          For Period Ended:  August 31, 2005

     [_]  Transition Report on Form 10-K

     [_]  Transition Report on Form 20-F

     [_]  Transition Report on Form 11-K

     [_]  Transition Report on Form 10-Q

     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION


                             TMSS LIQUIDATION, INC.
                            -----------------------
                            Full name of registrant


                           Former name if applicable

                               5811 Trenton Avenue
                              Post Office Box 1358
           ---------------------------------------------------------
           Address of principal executive office (Street and number)

                           Stillwater, Oklahoma 74046
                          ---------------------------
                            City, state and zip code


                                    PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
[_]  |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.


                                    PART III
                                   NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant adopted a plan of liquidation and dissolution on December 17, 2004, and in connection with this plan had sold substantially all of its assets on that date. Subsequently the registrant established a record date for a final distribution to its shareholders of August 15, 2005. After December 17, 2004, the registrant had not conducted any business other than winding up its affairs and preparing for a distribution to its shareholders. In an effort to reduce expenses to provide for additional consideration to be distributed to its shareholders, the registrant requested relief from the Securities and Exchange Commission with respect to this filing and requested its auditors delay conducting the audit pending the decision by the Securities and Exchange Commission. Because the registrant was not able to timely obtain such relief, registrant has subsequently reserved sufficient funds to conduct this audit, prepare and file its annual report on Form 10-KSB and has proceeded with a distribution to its shareholders. Its auditors are scheduled to complete their audit on or about January 6, 2006 and it is anticipated that an annual report on Form 10-KSB will be filed on or about January 16, 2006.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Deborah D. Mosier
     President - Chief
     Financial Officer                               405         707-9060
        (Name)                                   (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [x] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [x] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the twelve-month period ended August 31, 2004, the registrant had a net loss of $265,570. For the period from September 1, 2004 through December 17, 2004, the registrant had a net operating loss of $665,934. The registrant adopted the liquidation basis of accounting effective December 17, 2004. In addition, the registrant has not had any business activity other than winding up its affairs since December 17, 2004. As a result, the registrant estimates that for the period ended August 31, 2005, it will reflect a net increase in net assets in liquidation of $30,000.


     TMSS LIQUIDATION, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 30, 2005        By:  /s/ Deborah D. Mosier
                                        Deborah D. Mosier
                                        President - Chief Financial Officer